SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10002
(212)940-8800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ImClone Systems Incorporated
180 Varick Street New York, NY 10014 Tel: (212) 645-1405 Fax: (212) 645-2054 www.imclone.com

FOR IMMEDIATE RELEASE

Contacts:
Tracy Henrikson	Rebecca Gregory
Corporate Communications	Corporate Communications
ImClone Systems Incorporated	ImClone Systems Incorporated
(908) 243-9945	(646) 638-5058
MEDIA@IMCLONE.COM

IMCLONE ANNOUNCES MERGER AGREEMENT
WITH ELI LILLY AT $70 PER SHARE

New York, October 6, 2008 - ImClone Systems Incorporated (NASDAQ: IMCL) announced today that it has entered into a merger agreement with Eli Lilly and Company (NYSE: LLY), pursuant to which Lilly has agreed to commence a tender offer for no less than a majority of the issued and outstanding shares of ImClone common stock at a net price per share of $70 in cash. Assuming that the tender offer is successful, the merger agreement provides that the tender offer will be followed by a merger pursuant to which ImClone would be acquired by Lilly. ImClone stockholders who did not tender would receive the same consideration as the tendering stockholders. This transaction represents a premium of 51% to the closing price of $46.44 per share on July 30, 2008, one day prior to the announcement of Bristol Myers Squibbs’s (“BMS”) offer for ImClone and represents a $10 premium to BMS’s offer of $60 and an $8 premium to BMS’s proposed tender offer price of $62.

In addition to the minimum tender requirement, the transaction is subject to customary closing conditions, including regulatory approvals.

Carl Icahn, Chairman of ImClone’s Board of Directors stated: “We are extremely pleased to be able to present our stockholders with an offer that, if accepted, will bring them $70 per share in cash. I would like to thank the stockholders who have been supportive of me and the new directors who replaced the old regime.”

“We came on board after a proxy contest and consent solicitation in which we criticized the old regime. Since then we were able to cut costs, substantially improve our relationship with Bristol Myers Squibb and continue the expansion of the use of Erbitux in fighting certain cancers while developing what is a promising pipeline.”

“We feel that the Eli Lilly transaction vindicates our decision to oppose in 2006 a potential transaction in which the Company would have been sold at approximately $36 per share which the prior board favored.”

“Finally, I want to thank my fellow Board members and ImClone employees for their help in bringing this transaction to fruition. I especially want to acknowledge the roles of Alex Denner and Richard Mulligan, two Board members, for their yeoman service to ImClone after the proxy contest to help turn the Company around.” Mr. Icahn concluded by stating that “while it is easy to hurl stones, all stockholders owe a debt of gratitude to Sam Waksal without whose dedication and perseverance neither Erbitux nor our great pipeline would exist.”

John H. Johnson, ImClone’s Chief Executive Officer, said, “This combination delivers compelling and certain value to ImClone stockholders.”

About ImClone Systems

ImClone Systems Incorporated is a fully integrated global biopharmaceutical company committed to advancing oncology care by developing and commercializing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. The Company's research and development programs include growth factor blockers and angiogenesis inhibitors. ImClone Systems' headquarters and research operations are located in New York City, with additional administration and manufacturing facilities in Branchburg, New Jersey. For more information about ImClone Systems, please visit the Company's web site at http://www.imclone.com.

Important Information about the Press Release

The tender offer referred to in this press release has not commenced and this press release is neither an offer to buy nor invitation to purchase any securities, or an offer to sell any securities. This does not constitute a recommendation as to any tender offer nor does this communication constitute a solicitation of any vote or approval.

Investors and security holders are urged to read any disclosure documents filed with the SEC including any tender offer statement and ImClone Systems' recommendation when it is available because they contain important information. Investors and security holders will be able to obtain a free copy of the disclosure documents and recommendation (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov or from ImClone Systems at its office at 180 Varick Street, New York, NY 10014.

Forward Looking Information

Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those currently expected. Many of these factors are beyond the Company's ability to control or predict. Important factors that may cause actual results to differ materially and could impact the Company and the statements contained in this news release can be found in the Company's filings with the Securities and Exchange Commission, particularly those factors identified as "risk factors" in the Company's most recent annual report of Form 10-K and in its quarterly reports on Form 10-Q and current reports on Form 8-K. For forward-looking statements in this news release, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.